

May 12, 2011

Joseph R. Martinetto
Chief Financial Officer
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

>   **Re: The Charles Schwab Corporation**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 001-09700**

Dear Mr. Martinetto:

   We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 6. Selected Financial Data, page 15

1.   Please tell us how you have calculated the compounded 4-year growth rate. Please confirm that you will disclose how this growth rate is calculated in future periodic filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.   We note your disclosure on page 17 relating to the decrease in trading revenue due to improved online trade pricing for clients. To the extent this item constitutes a material trend, please include in the MD&A section a discussion of this trend and how you expect this trend to affect your future business. Refer to Release 33-8350.

Financial Statements

Notes to Consolidated Financial Statements

14. Commitments and Contingent Liabilities

Legal contingencies, page 67

3.   We note your settlements during 2010 and early 2011 related to your YieldPlus Fund
Litigation and Regulatory Inquiries. With respect to these settlements, please tell us how
you have complied with ASC 450-20 in prior periodic filings. Specifically, tell us when
the loss met the probable and reasonably estimable criteria described in paragraph 2 of
ASC 450-20-25. Additionally, tell us how you determined that the loss contingency was
not at least reasonably possible and that it was not necessary to disclose an estimate of the
possible loss or range of loss in prior periodic filings in accordance with paragraph 4 of
ASC 450-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at
202-551-3629 if you have questions.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief